UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Bellevue, August 10, 2006

T-MOBILE USA REPORTS SECOND QUARTER 2006 RESULTS

•                  613,000 net new customers added in the quarter, of which 507,000 were new postpay customers

•                  Stable postpay ARPU — $55, up from $54 in the first quarter of 2006 and unchanged compared to the second quarter of 2005

•                  $3.6 billion in service revenues in the second quarter of 2006, up 18% from the second quarter of 2005

•                  $1.2 billion in Operating Income Before Depreciation and Amortization (OIBDA) in the quarter, a 12% increase over the second quarter of 2005

•                  T-Mobile USA ranked highest, in a tie, in the semi-annual J.D. Power and Associates Wireless Customer Care Performance Study and ranked top in VocaLabs satisfaction study on the quality of customer service

•                  Continued investment in network quality — over 960 new cell sites on air during the quarter

In the second quarter of 2006 T-Mobile USA added 613,000 net new customers, down from 972,000 in the second quarter of 2005, and the 1.04 million net customers added in the first quarter of 2006. Postpay customers made up 83% of the second quarter customer growth, up from 70% in the first quarter of 2006, and comprised 84% of T-Mobile USA’s total customer base at June 30, 2006.

“In the second quarter, we followed through on a long-term planned shift in our business aimed at investing in longer relationships with customers,” said Robert Dotson, President and Chief Executive Officer, T-Mobile USA.  “One of the major changes executed was a move to 2-year service agreements.  While this change resulted in lower net add growth in April during the transition, by June, we finished with one of our best months of top-line sales since the holidays.  Today, we are now well positioned in our drive to reduce customer churn to even lower levels while ensuring our customers continue to Get More from their T-Mobile service.  Also encouraging during the quarter was the continued strong growth in our sales of converged devices. We have now surpassed the milestone of 800,000 BlackBerry users, with an increase of 51,000 in the second quarter of 2006, equivalent to 10% of the net growth in postpay customers during the quarter.”

Rene Obermann, CEO of T-Mobile International and member of the Board of Management of Deutsche Telekom remarked: “T-Mobile USA has delivered quality growth for the business quarter after quarter, year after year.  We remain very optimistic about the future growth opportunities for T-Mobile in the U.S. market.  We are also encouraged by the U.S. team’s continued success in delivering consistently strong financial metrics.”

T-Mobile USA reported OIBDA of $1.21 billion in the second quarter of 2006, up from $1.10 billion in the first quarter of 2006 and up from $1.08 billion in the second quarter of 2005. T-Mobile USA’s net income for the second quarter of 2006 was $233 million, down from $241 million in the first quarter of 2006 and $387 million in the second quarter of 2005.  The decrease in net income, despite higher operating income, is primarily due to higher income tax expense.

T-Mobile USA service revenues, consisting of postpay, prepaid, roaming and other service revenues rose to $3.59 billion in the second quarter of 2006, up from $3.39 billion in the first quarter of 2006 and $3.04 billion in the second quarter of 2005. The increases are primarily due to growth in the number of postpay customers.  Other revenues were $177 million in the second quarter of

2006, down from $198 million in the first quarter of 2006 and $269 million in the second quarter of 2005.  Other revenues include Wi-Fi revenues, co-location rental income, and wholesale revenues from the usage of our network in California, Nevada, and New York by customers of Cingular Wireless LLC (“Cingular”). The sequential and year on year decrease in other revenues reflects the ongoing migration of Cingular’s customers to their network following the dissolution of our network sharing venture in early 2005. This migration also contributed to the slight reduction in OIBDA margin compared to the second quarter of 2005. Total revenues, including service, equipment, and other revenues were $4.21 billion in the second quarter of 2006, up from $4.04 billion in the first quarter of 2006 and $3.61 billion in the second quarter of 2005.

Average Revenue Per User (“ARPU” as defined in note 1 to the Selected Data, below) was $52 in the second quarter of 2006, up from $51 in the first quarter of 2006 and down from $54 in the second quarter of 2005. Postpay ARPU was $55 in the second quarter of 2006, up from $54 in the first quarter of 2006 and unchanged compared to the second quarter of 2005. The sequential increase in both blended and postpay ARPU related primarily to continued data revenue growth and seasonally strong roaming revenues. The fall in blended ARPU year on year is due to a higher proportion of prepaid customers in the customer base in 2006 and the decrease in prepaid ARPU.

Data services revenue from postpay and prepaid customers continued to grow, reaching a total of $390 million in the second quarter of 2006.  Data revenues, which are a component of service revenues, represented 10.9% of blended ARPU, or $5.65 per customer, in the second quarter of 2006, compared to 10.1%, or $5.12, in the first quarter of 2006 and 7.5%, or $4.03, in the second quarter of 2005.  T-Mobile USA’s data offering was further strengthened during the quarter with the launch of the Sidekick 3 and BlackBerry 8700g. The number of BlackBerry users rose above 800,000 by the end of the quarter, with 51,000 net new users. Continued strong growth in messaging (both SMS and MMS) helped contribute to the increase in data ARPU. The total number of SMS and MMS messages increased to 7.9 billion in the second quarter of 2006, compared to 6.9 billion in the first quarter of 2006 and 4.1 billion in the second quarter of 2005.

Postpay churn declined to 2.2% in the second quarter of 2006 compared to 2.3% in the second quarter of 2005 and rose slightly from 2.1% in the first quarter of 2006. Prepaid churn was 6.6% in the second quarter of 2006, compared to 5.8% in the first quarter of 2006 and 6.4% in the second quarter of 2005. Blended churn, including both postpay and prepaid customers, was 2.9% in the second quarter of 2006, up from 2.7% in the first quarter of 2006 and 2.8% in the second quarter of 2005. Compared to the second quarter of 2005, blended churn increased due to the higher proportion of prepaid customers in the total customer base.

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA”, as defined in note 3 to the Selected Data, below) was $322 in the second quarter of 2006, up from $275 in the first quarter of 2006 and $310 in the second quarter of 2005.  Compared to the first quarter of 2006 the increase in CPGA is primarily due to higher advertising costs, fewer gross adds due largely to the move to two year service agreements, and the change in mix of gross adds towards postpay.

The average cash cost of serving customers, Cash Cost Per User (“CCPU”, as defined in note 2 to the Selected Data, below), was $24.96 per customer per month in the second quarter of 2006, down from $25.66 in the first quarter of 2006 and $25.66 in the second quarter of 2005. The sequential decrease in

CCPU compared to the first quarter of 2006 was primarily due to a fall in the average upgrade handset subsidy loss.

Capital expenditures were $593 million in the second quarter of 2006, compared with $770 million in the first quarter of 2006 and $815 million in the second quarter of 2005.  As part of its ongoing commitment to network coverage and quality, T-Mobile USA added approximately 960 new cell sites in the second quarter of 2006, bringing the total number of cell sites to over 34,500.

T-Mobile USA’s industry-leading commitment to customer care and customer satisfaction was further reinforced and validated during the quarter as T-Mobile achieved the top ranking in the semi-annual J.D. Power and Associates Wireless Customer Care Performance Study for the fourth consecutive reporting period and also topped the VocaLabs satisfaction study on the quality of customer service among the largest wireless phone companies. These successes build upon other recent achievements — earlier this year, T-Mobile USA topped the J.D. Power and Associates 2006 Wireless Regional Customer Satisfaction Index Study in all six regions and the J.D. Power and Associates Wireless Customer Care Performance Study, each for the third-straight reporting period.

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

T-Mobile USA, Inc. (“T-Mobile USA”) is the U.S. operation of T-Mobile International AG & Co. KG (“T-Mobile International”), the mobile communications subsidiary of Deutsche Telekom AG (“Deutsche Telekom”) (NYSE: DT). In order to provide comparability with the results of other U.S. wireless carriers all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”).  T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in accordance with International Financial Reporting Standards (IFRS).

SELECTED DATA FOR T-MOBILE USA

(`000)	Q2 06	Q1 06	YE 05	Q4 05	Q3 05	Q2 05
Covered population	238,000	234,000	233,000	233,000	232,000	232,000
Customers, end of period	23,338	22,725	21,690	21,690	20,302	19,243
Thereof postpay customers	19,656	19,149	18,424	18,424	17,512	16,796
Thereof prepaid customers	3,682	3,576	3,266	3,266	2,790	2,447
Net customer additions	613	1,035	4,376	1,388	1,059	972

Minutes of use/post pay customer/month	1,041	1,013	963	985	985	960
Postpay churn	2.2%	2.1%	2.3%	2.3%	2.4%	2.3%
Prepaid churn	6.6%	5.8%	6.6%	6.6%	6.6%	6.4%
Blended churn	2.9%	2.7%	2.9%	2.9%	2.9%	2.8%

($/ month)
ARPU (blended) [1]	52	51	53	52	53	54
ARPU (postpay)	55	54	55	54	55	55
ARPU (prepaid)	22	22	25	24	24	27
Cost of serving (CCPU)[2]	24.96	25.66	25.23	24.32	24.65	25.66
Cost per gross add (CPGA)[3]	322	275	297	264	271	310

($ million)
Total revenues	4,209	4,039	14,806	3,953	3,802	3,614
Service revenues[1]	3,586	3,389	12,308	3,261	3,153	3,040
OIBDA[4]	1,210	1,103	4,185	1,112	1,166	1,081
OIBDA margin [5]	32%	31%	32%	32%	34%	33%
Capital expenditures	593	770	5,045	807	585	815
Cell sites on-air	34,500	33,600	32,900	32,900	31,800	30,900

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1                     Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides management with useful information to evaluate the recurring revenues generated from our customer base.

Service revenues include postpay, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Revenues from our Wi-Fi business, co-

location rental income, and revenues for network usage by Cingular customers who have not yet transitioned from the former joint venture networks in California, Nevada, and New York, are therefore not included in ARPU. The joint venture was terminated at the beginning of 2005.

2                     The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition.  Subsidy loss unrelated to customer acquisition includes upgrade handset costs offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

3                     Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists of costs directly incurred to acquire new customers — such as handset and accessory costs — offset by related revenues. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4                     OIBDA is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.

5                     OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in note 4 above) divided by total revenues less equipment sales.

T-MOBILE USA

Condensed Consolidated Balance Sheets

(dollars in millions)

(unaudited)

	June 30,	Dec. 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$50	$57
Accounts receivable, net of allowance for doubtful accounts of $157 and $151, respectively	2,124	2,116
Accounts receivable from affiliates	1,034	188
Inventory	544	409
Current portion of net deferred tax assets	743	275
Other current assets	487	437
Total current assets	4,982	3,482
Property and equipment, net of accumulated depreciation of $6,299 and $5,134, respectively	10,686	10,805
Goodwill	10,701	10,701
Spectrum licenses	11,493	11,510
Other intangible assets, net of accumulated amortization of $371 and $282, respectively	151	241
Investments in and advances to unconsolidated affiliates	5	5
Other assets and investments	167	248
	$38,185	$36,992

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$919	$941
Payables to affiliates	77	53
Accrued liabilities	2,345	1,082
Deferred revenue	366	373
Current portion of notes payable to affiliates	700	0
Construction accounts payable	402	724
Total current liabilities	4,809	3,173

Long-term payables to affiliates	5,748	6,457
Deferred income tax liabilities	1,709	906
Other long-term liabilities	677	1,697
Total long-term liabilities	8,134	9,060

Voting preferred stock held by parent company	5,000	5,000

Minority interest in equity of consolidated subsidiaries	74	65

Commitments and contingencies

Shareholder’s equity:
Common stock	39,452	39,452
Accumulated deficit	(19,284)	(19,758)
Total shareholder’s equity	20,168	19,694
	$38,185	$36,992

T-MOBILE USA

Condensed Consolidated Statements of Operations

(dollars in millions)

(unaudited)

	Quarter Ended June 30, 2006	Quarter Ended Mar. 31, 2006	Quarter Ended June 30, 2005
Revenues:
Postpay	$3,218	$3,038	$2,725
Prepaid	241	229	179
Roaming and other services	127	122	136
Equipment sales	446	452	305
Other	177	198	269
Total revenues	4,209	4,039	3,614
Operating expenses:
Network	878	849	718
Cost of equipment sales	702	737	575
General and administrative	682	661	572
Customer acquisition	737	689	668
Depreciation and amortization	651	594	585
Total operating expenses	3,650	3,530	3,118
Operating income	559	509	496
Other income (expense):
Interest expense	(134)	(111)	(121)
Equity in net losses of unconsolidated affiliates	1	—	—
Interest income and other, net	11	9	51
Total other income (expense)	(122)	(102)	(70)
Income before income taxes	437	407	426
Income tax expense	(204)	(166)	(39)
Net income	$233	$241	$387

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

	Quarter Ended June 30, 2006	Quarter Ended June 30, 2005
Operating activities:
Net income	$233	$387
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	651	585
Income tax expense	204	39
Amortization of debt discount and premium, net	(8)	(8)
Equity in net income of unconsolidated affiliates	(1)	—
Stock-based compensation	—	1
Allowance for bad debts	16	1
Deferred rent	28	40
Other, net	46	(49)
Changes in operating assets and liabilities:
Accounts receivable	97	(124)
Inventory	(82)	32
Other current assets	3	162
Accounts payable	7	159
Accrued liabilities	(16)	(112)
Net cash provided by operating activities	1,178	1,113
Investing activities:
Purchases of property and equipment	(593)	(580)
Joint venture and network transaction with Cingular	—	—
Acquisitions of spectrum licenses and wireless properties	—	(235)
Proceeds on disposal of assets	20	16
Investments in and advances to unconsolidated affiliates, net	1	—
Short term affiliate loan receivable	(600)	—
Net cash used in investing activities	(1,172)	(799)
Financing activities:
Long-term debt repayments to affiliates	—	(365)
Change in minority interest	—	(22)
Net cash used in financing activities	—	(387)
Change in cash and cash equivalents	6	(73)
Cash and cash equivalents, beginning of period	44	277
Cash and cash equivalents, end of period	$50	$204

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA can be reconciled to our operating income as follows:

	Q2 2006	Q1 2006	YE 2005	Q4 2005	Q3 2005	Q2 2005
OIBDA	$1,210	$1,103	$4,185	$1,112	$1,166	$1,081
Depreciation and amortization	(651)	(594)	(2,229)	(567)	(558)	(585)
Operating income	$559	$509	$1,956	$545	$608	$496

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q2 2006	Q1 2006	YE 2005	Q4 2005	Q3 2005	Q2 2005
Customer acquisition costs	$737	$689	$2,792	$756	$657	$668
Plus: Subsidy loss Equipment sales	(446)	(452)	(1,529)	(479)	(414)	(305)
Cost of equipment sales	702	737	2,622	738	648	575
Total subsidy loss	256	285	1,093	259	234	270
Less: Subsidy loss unrelated to customer acquisition	(162)	(200)	(629)	(171)	(133)	(153)
Subsidy loss related to customer acquisition	94	85	464	88	101	117
Cost of acquiring customers	$831	$774	$3,256	$844	$758	$785
CPGA ($/ new customer added)	$322	$275	$297	$264	$271	$310

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q2 2006	Q1 2006	YE 2005	Q4 2005	Q3 2005	Q2 2005
Network costs	$878	$849	$2,883	$749	$735	$718
General and administrative	682	661	2,324	598	596	572
Total network and general and administrative costs	1,560	1,510	5,207	1,347	1,331	1,290
Plus: Subsidy loss unrelated to customer acquisition	162	200	629	171	133	153
Total cost of serving customers	$1,722	$1,710	$5,836	$1,518	$1,464	$1,443
CCPU ($/ customer per month)	$24.96	$25.66	$25.23	$24.32	$24.65	$25.66

About T-Mobile USA:
Based in Bellevue, WA, T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).

T-Mobile USA’s GSM/GPRS 1900 voice and data network in the United States reaches over 275 million people, including roaming and other agreements. In addition, T-Mobile USA operates the largest carrier-owned Wi-Fi (802.11b) wireless broadband (WLAN) network in the United States, available in more than 7,800 public access locations including Starbucks coffeehouses, Kinko’s copy shops, Borders Books and Music, Hyatt and Accor hotels, selected airports’ American Airlines Admirals Clubs, United Red Carpet Clubs, US Airways Clubs and Delta Air Lines Clubs. T-Mobile USA is committed to providing the best value in wireless service through its GET MORE promise to provide customers with more minutes, more features and more service. For more information, visit the company website at www.t-mobile.com.

About T-Mobile International:
T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom`s (NYSE: DT) three strategic business units, T-Mobile concentrates on the key markets in Europe and the United States.

By the end of the second quarter of 2006, more than 90 million mobile customers were served by companies of the Deutsche Telekom group, all over a common technology platform based on GSM, the world’s most widely used digital wireless standard. This also makes T-Mobile the only mobile communications provider with a transatlantic service.

For more information about T-Mobile International, please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:	Investor Relations Contacts:
Philipp Schindera	Investor Relations Bonn
T-Mobile International	Deutsche Telekom
+49 228.936.15500	+49 228.181.88880
Andreas Leigers	Nils Paellmann/Bernie Scholtyseck
Deutsche Telekom	Investor Relations New York
+49 228.181.4949	Deutsche Telekom
+1 212.424.2951 or +1 212.424.2926
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: August 11, 2006